[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

October 13, 2004

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Mail Stop 3-6

450 Fifth Street, NW

Washington, D.C. 20549-1004

Attn:	Peggy Fischer, Esq.
Jay Mumford, Esq.

Re:	FoxHollow Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-118191

Dear Ms. Fischer and Mr. Mumford:

On behalf of FoxHollow Technologies, Inc., we are responding to the Staff’s letter dated October 1, 2004, relating to FoxHollow’s Registration Statement on Form S-1. FoxHollow is filing pre-effective Amendment No. 2 to the Registration Statement with this response letter. All page numbers in our responses below refer to Amendment No. 2. Further, for the Staff’s convenience we have repeated the Staff’s comments below on bold face type before each of our responses.

General

1. Disclose the basis for your belief that “angioplasty may cause tearing of the artery wall and …may contribute to high rates of plaque regrowth….”

In response to the Staff’s comment, FoxHollow has revised this sentence to remove the reference to “we believe.” FoxHollow has also replaced the word “tearing” with “injury.” These two changes, FoxHollow believes, will make the sentence more easily understood by the reader and more accurate. We supplementally advise the Staff that this statement does not represent FoxHollow’s belief, but rather describes occurrences generally understood within medical literature and practice. As the TASC study (previously supplementally provided) indicates on page S107, “many cases of angioplasty failure have been converted to early successes because of the impact of stents. However, restenosis caused by intimal hyperplasia in the stented segment is quite common in the first 3 to 9 months.” A Google search of “intimal hyperplasia” [abnormal increase in cell growth on the inner lining of a vessel] reveals several independent scientific sources that acknowledge the phenomenon of restenosis resulting from an angioplasty, or PTA,

United States Securities and

Exchange Commission

October 13, 2004

procedure. See, for example, on the first page of such search, (A) the summary of a study published in a 1997 edition of Circulation found at http://www.medforum.nl/idm/exaggera.htm, stating that “data reveal an exaggerated structural arteriolar hyperplasia in diabetic patients following PTCA;” (B) the published Lund University dissertation found at http://theses.lub.lu.se/postgrad/search.tkl?field_query1=pubid&query1=med_754&recordformat=display, “Abstract: Background: Restenosis is the most frequently occurring adverse event after percutaneous intravascular treatment of atherosclerotic lesions, which limits long-term patency of the intervention. Objective: The aim of the study was to evaluate if minimizing vascular injury during treatment by insertion of self-expanding stents or modifying the reparative mechanisms by local drug delivery can reduce restenosis;” and (C) the USC Keck School of Medicine discussion of intimal hyperplasia found at http://www.usc.edu/schools/medicine/departments/surgery/divisions/vascular/research/hyperpasia.html, “‘Scar tissue forms at the point where a blood vessel is manipulated,’ Dr. Eton explains. ‘As this intimal hyperplasia slowly builds up, significant restenosis may develop.’”

2. We note your response to comment 8. If you retain the discussion in the summary and elsewhere characterizing the SilverHawk system as a “safe and effective alternative” and describing the “principal benefits” of safety and efficacy, you should expand the disclosure to clarify that there are no comparative studies to substantiate your beliefs that your procedure is safer or more effective than angioplasty or stenting.

In response to the Staff’s comment, FoxHollow has made the requested additional disclosure to the Summary on page 3 and to the Business section on page 42.

3. Define “patency rate” in the summary.

In response to the Staff’s comment, FoxHollow has revised the Summary on page 2 to include a definition of “patency.”

4. Please balance your discussion of your results from TALON to include a discussion of TALON data as a percentage of total treatments.

In response to the Staff’s comment, FoxHollow has provided additional disclosure to the description of TALON in the Summary on page 3 and in the Business section on page 46.

United States Securities and

Exchange Commission

October 13, 2004

Risk Factors

We have no long-term data regarding the safety – Page 8

5. Please explain some of the reasons why you cannot provide assurance that the data collected from the TALON registry will be compelling to the medical community so that investors can know how to evaluate information from this registry. Also disclose why you have no plans to conduct long-term studies. In the previous risk factor, disclose how the absence of any long-term studies will negatively impact market acceptance of the SilverHawk.

In response to the Staff’s comment, FoxHollow has revised the risk factor on page 9 and the Business section on page 46 to include this additional disclosure.

Our ability to market the SilverHawk in the United States – Page 9

6. Please quantify the number of people who experienced serious adverse events in connection with the coronary artery trials in this risk factor. Do you face any potential liability with these cases that should be disclosed in this risk factor?

In response to the Staff’s comment, FoxHollow has revised the disclosure to include the number of patients who experienced serious adverse events by type of event. FoxHollow supplementally advises the Staff that it does not believe that there is a material risk of liability with these cases that needs to be disclosed. All patients involved in the coronary artery trial signed a consent approved by an IRB, which advised of the risks associated with the procedure. The last patient procedure was performed in December 2003 and all living patients have had their six-month follow-up visit. To date, there has not been any litigation or threat of litigation related to those patients.

The use, misuse or off-label use – Page 12

7. We note your response to comment 11. Revise the disclosure to discuss any increased liability you incur given the fact that, in spite of the serious adverse consequences that occurred in the U.S. clinical trials, you continue to sell a version of the SilverHawk in the EU for use in coronary arteries that does not include product enhancements to minimize such consequences.

In response to the Staff’s comment, FoxHollow has revised the risk factor on page 12 to include this additional disclosure.

United States Securities and

Exchange Commission

October 13, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Six Months Ended June 30, 2003 and 2004

Net Revenue – Page 28

8. We note your response to prior comment 23. If material, when citing more than one factor in explaining a change in a financial statement line item, the amounts of the individual factors cited, including offsetting factors, should be separately quantified unless it is not practical to do so. For example, if material, please expand your disclosure to quantify the impact that increased selling prices had on increased net sales.

In response to the Staff’s comment, FoxHollow has revised the net revenue disclosure on page 29 to include the approximate average sales price per unit in the six months ended June 30, 2004 and in the six months ended June 30, 2003.

Market Overview – Page 38

9. Please supplementally support your statement about 750,000 people in the US suffering from CLI.

FoxHollow supplementally advises the Staff that the statement is derived from two other statements made (and previously supported supplementally) in the prospectus: “30% of the people diagnosed with PAD suffer from CLI,” and “of the PAD population, there are only approximately 2.5 million people diagnosed in the United States…” The 750,000 people figure is equal to 30% of 2.5 million. Additionally, the 750,000 person statement is supported by the statement made in the Endovascular Today article previously provided to the Staff, indicating that “(roughly 1.5 million to 2.0 million patients in the US and Europe) suffer from CLI,” which, based upon census data, would be equivalent to approximately 630,000 to 840,000 people in the United States.

TALON Registry – Page 45

10. Please explain in the first paragraph in this section that TALON data may not reflect the experiences of most physicians and patients.

In response to the Staff’s comment, FoxHollow respectfully advises the Staff that it believes disclosure contained in the prospectus is already sufficiently and appropriately made in the second and third sentences of the second paragraph of this section, immediately prior to the TALON data presentation.

United States Securities and

Exchange Commission

October 13, 2004

Single Center Experience – Page 46

11. Please explain what consulting services these physicians provided to you. Please explain what “unrelated capacities” means.

In response to the Staff’s comment, FoxHollow has revised its disclosure in the prospectus on page 47.

12. State the number of physicians who are also consultants and who invested in the 2004 preferred stock financing and the amount of stock they purchased collectively.

In response to the Staff’s comment, FoxHollow has revised its disclosure in the prospectus on page 47.

Warrants – Page 72

13. If you believe that these warrants will most likely be exercised prior to the offering, revise the disclosure to so state.

In response to the Staff’s comment, FoxHollow has revised its disclosure in the prospectus on page 74.

Financial Statements

Note 7. Royalty Obligations – Page F-16

14. We note your response to prior comment 49. Please note that this information should be disclosed to your investors if the royalty obligations have been or are expected to be material to your results of operations. Please revise or advise.

In response to the Staff’s comment, FoxHollow advises the Staff that the royalty amount is currently not material to its results of operations and that FoxHollow does not expect it to be material to its results of operations in the future.

Note 10. Stock Option Plans – Page F-20

15. We note your revised disclosure in response to prior comment 51 indicating the January 2003 grant. We further note from Attachment B that no shares were granted to non-employees in 2003 until March. Please revise to reconcile.

In response to the Staff’s comment, FoxHollow has revised its disclosure in the prospectus on page F-21 to reflect the proper month (March 2003) in which the 50,000 share (on a post-split basis) non-employee stock option was granted.

United States Securities and

Exchange Commission

October 13, 2004

16. We note your response to prior comment 52. Refer to your summary options granted table on page F-23. Provide supplemental details of your calculation of weighted-average exercise price per share for options granted during the 2004 June quarter.

In response to the Staff’s comment, FoxHollow provides the following supplemental details of FoxHollow’s calculation of the weighted-average exercise price per share for options granted during the quarter ended June 30, 2004, included in the summary options granted table on page F-23:

	Number of shares	Exercise price per share	Aggregate price	Weighted average exercise price per share
Employee options issued in May 2004	398,750	$2.00	$797.50	$2.00
Restricted Series E Convertible Preferred Stock issued in May 2004	222,741	$6.00	$1,336.50	$6.00

Total	621,491		$2,134.00	$3.44

In addition, FoxHollow has amended the summary options granted table on page F-23 to reflect the correct weighted-average exercise price per share and weighted-average intrinsic value per share for options granted during the quarter ended June 30, 2004.

17. We note your response to prior comment 53. See summary table representing options outstanding as of June 30, 2004 on page F-22. If true, please revise column heading entitled “Options Exercisable” to read “Options Vested.”

In response to the Staff’s comment, FoxHollow has revised the column heading in the summary table representing options as of June 30, 2004 on page F-22 to read “Options Vested” instead of “Options Exercisable”.

18. We note your response to prior comment 54. Please expand your disclosure to include a summary of the details included in your response of your retrospective fair value determination. We continue to defer our final evaluation of the stock-based compensation recognized until the estimated offering price is specified and the reverse stock split is reflected in the filing.

United States Securities and

Exchange Commission

October 13, 2004

In response to the Staff’s comment, the disclosure has been revised to include a summary of the key factors considered in determining the retrospective fair value determination.

19. In reference to Attachment B, provided in response to prior comment 54, please expand your disclosure to include the number of options granted to non-employees for each period presented as well as a brief description of the transactions that resulted in their issuances.

In response to the Staff’s comment, FoxHollow has revised the disclosure to include the number of options granted to non-employees for each period presented as well as a brief description of the transactions that resulted in their issuances.

Exhibits

20. Please file Dr. Simpson’s consulting agreement as an exhibit to the filing.

In response to the Staff’s comment, FoxHollow respectfully advises the Staff that it filed the exhibit with its initial filing of the registration statement as Exhibit 10.12.

In light of our schedule, we would very much appreciate the Staff’s prompt review of this amendment. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Saul

David J. Saul